UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 21, 2018

Commission File Number: 001-38283

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InflaRx N.V.

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Winzerlaer Str. 2

07745 Jena, Germany

(+49) 3641 508180

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 21, 2018, InflaRx N.V. (“InflaRx”) held an Extraordinary General Meeting of Shareholders. At the meeting, InflaRx shareholders approved the appointment of Mr. Jens H. Holstein as a non-executive director. Mr. Holstein’s term as a director is effective immediately and will end upon the Annual General Meeting of Shareholders to be held in 2021. InflaRx issued a press release announcing the result of its Extraordinary General Meeting of Shareholders and the appointment of Mr. Holstein as a non-executive director. Mr. Holstein will also replace Mr. Kübler on the Company's audit committee.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jena, Germany, September 21, 2018.

INFLARX N.V.

By:	/s/ Niels Riedemann
Name: Niels Riedemann Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	InflaRx N.V. Press Release dated September 21, 2018